UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

Check the following box if a fee is being paid with this statement.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 651587107

(1)	Name of Reporting Person FLOYD D. GOTTWALD, JR., LIVING TRUST
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 100,000
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 100,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.0%*
(12)	Type of Reporting Person OO

*

In computing the percentage ownership, the Reporting Persons assumed that there are 9,871,440 shares of common stock outstanding, as reported by NewMarket Corporation in its Quarterly Report on Form 10-Q for the period ended September 30, 20212, as filed with the Securities and Exchange Commission on October 25, 2022.

CUSIP No.: 651587107

(1)	Name of Reporting Person JAMES T. GOTTWALD
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power 8,448
	(6)	Shared Voting Power 362,632(1)(2)
	(7)	Sole Dispositive Power 8,448
	(8)	Shared Dispositive Power 362,632(1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 371,080(1)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.8%*
(12)	Type of Reporting Person IN

*

In computing the percentage ownership, the Reporting Persons assumed that there are 9,871,440 shares of common stock outstanding, as reported by NewMarket Corporation in its Quarterly Report on Form 10-Q for the period ended September 30, 20212, as filed with the Securities and Exchange Commission on October 25, 2022.

(1)	Includes 100,000 shares held by the Floyd D. Gottwald Living Trust, for which the Reporting Person serves as trustee.
(2)	The Reporting Person disclaims beneficial ownership of these shares.

CUSIP No.: 651587107

(1)	Name of Reporting Person JOHN D. GOTTWALD
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power 19,037
	(6)	Shared Voting Power 368,827 (1)(2)
	(7)	Sole Dispositive Power 19,037
	(8)	Shared Dispositive Power 368,827(1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 387,864(1)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.9%*
(12)	Type of Reporting Person IN

*

In computing the percentage ownership, the Reporting Persons assumed that there are 9,871,440 shares of common stock outstanding, as reported by NewMarket Corporation in its Quarterly Report on Form 10-Q for the period ended September 30, 20212, as filed with the Securities and Exchange Commission on October 25, 2022.

(1)	Includes 100,000 shares held by the Floyd D. Gottwald Living Trust, for which the Reporting Person serves as trustee.
(2)	The Reporting Person disclaims beneficial ownership of these shares.

CUSIP No.: 651587107

(1)	Name of Reporting Person WILLIAM M. GOTTWALD
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power 98,158
	(6)	Shared Voting Power 369,285(1)(2)
	(7)	Sole Dispositive Power 98,158
	(8)	Shared Dispositive Power 369,285(1)(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 467,443(1)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 4.7%*
(12)	Type of Reporting Person IN

*

In computing the percentage ownership, the Reporting Persons assumed that there are 9,871,440 shares of common stock outstanding, as reported by NewMarket Corporation in its Quarterly Report on Form 10-Q for the period ended September 30, 20212, as filed with the Securities and Exchange Commission on October 25, 2022.

(1)	Includes 100,000 shares held by the Floyd D. Gottwald Living Trust, for which the Reporting Person serves as trustee.
(2)	The Reporting Person disclaims beneficial ownership of these shares.

Item 1(a).	Name of Issuer

NewMarket Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

330 South Fourth Street

Richmond, Virginia 23219

Item 2(a).	Name of Persons Filing

Floyd D. Gottwald, Jr., Living Trust

James T. Gottwald

John D. Gottwald

William M. Gottwald

Item 2(b).	Address of Principal Business Office or, if none, Residence

1.	Floyd D. Gottwald, Jr. Living Trust

330 South Fourth Street

Richmond, Virginia 23219

2.	James T. Gottwald

3600 River Road West

Goochland, VA 23063

3.	John D. Gottwald

1100 Boulders Parkway Suite 101

Richmond, VA 23225

4.	William M. Gottwald

c/o Westham Partners

9030 Stony Point Parkway, Suite 505

Richmond, Virginia 23235

Item 2(c).	Citizenship

For each Reporting Person, the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock of NewMarket Corporation (the “Common Stock”).

Item 2(e).	CUSIP No.

651587107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

For each Reporting Person, the amounts identified on item 9 (and related footnote) on each Reporting Person’s cover page are incorporated by reference into this Item 4(a).

(b)	Percent of class:

For each Reporting Person, the amount identified on item 11 (and related footnote) on each Reporting Person’s cover page are incorporated by reference into this Item 4(b).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

For each Reporting Person, the amount listed on item 5 of the Reporting Person’s cover page is incorporated by reference into this Item 4(c)(i).

(ii)	Shared power to vote or to direct the vote:

For each Reporting Person, the amount listed on item 6 (and related footnotes) of the Reporting Person’s cover page is incorporated by reference into this Item 4(c)(ii).

(iii)	Sole power to dispose or to direct the disposition of:

For each Reporting Person, the amount listed on item 7 of the Reporting Person’s cover page is incorporated by reference into this Item 4(c)(iii).

(iv)	Shared power to dispose or to direct the disposition of:

For each Reporting Person, the amount listed on item 8 (and related footnotes) of the Reporting Person’s cover page is incorporated by reference into this Item 4(c)(iv).

James T. Gottwald, John D. Gottwald and William M. Gottwald each disclaim beneficial ownership of the shares noted in (c)(ii) and (c)(iv) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock identified in Item 4(c)(ii) and 4(c)(iv), but such interest does not relate to more than 5 percent of the class of Common Stock for any single person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

John D. Gottwald, William M. Gottwald and James T. Gottwald are brothers, and all three serve as trustees to the Floyd D. Gottwald, Jr. Living Trust. This form is being filed jointly because the Reporting Persons could be deemed to be a group for purposes of Schedule 13G even though there is no agreement between them with respect to the acquisition, retention, disposition or voting of shares of the Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between John D. Gottwald, William M. Gottwald and James T. Gottwald and any other person with respect to securities of NewMarket Corporation.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below each Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023	/s/ John D. Gottwald
John D. Gottwald

/s/ William M. Gottwald
William M. Gottwald

/s/ James T. Gottwald
James T. Gottwald

Floyd D. Gottwald, Jr. Living Trust

/s/ James T. Gottwald
By: James T. Gottwald, as trustee